UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 11, 2023

Zalatoris Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-41143	86-1837862
(Commission File Number)	(IRS Employer Identification No.)

99 Wall Street, Suite 5801
New York, New York 10005
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (917) 675-3106

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one-half of one redeemable Public Warrant	TCOA.U	New York Stock Exchange
Class A Common Stock, $0.0001 par value per share	TCOA	New York Stock Exchange
Public Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	TCOA WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

As previously announced on September 8, 2023, Zalatoris Acquisition Corp., a Delaware corporation (the “Company”), entered into a definitive Business Combination Agreement and Plan of Merger (the “Business Combination Agreement”) with Millymont Limited, a private limited company incorporated in Ireland (“Holdco”), AnyTech365 Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Holdco (“Merger Sub”), J. Streicher Technical Services, LLC, a Delaware limited liability company (“J. Streicher”), Anteco Systems, S.L., trading as AnyTech365, a company incorporated in Spain and registered at the Commercial Registry of Malaga under reference MA-122108 (the “Target”), Miguel Ángel Casales Ruiz and Thomas Marco Balsloev, as the Target’s representatives (the “Target’s Representatives”), and Jaleel Lewis, as the Company’s representative (the “Company Representative”), pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and a wholly owned subsidiary of Holdco, and the Target will merge with and into Holdco, with Holdco continuing as the surviving entity, resulting in Holdco becoming the successor registrant to the Company (the “Transaction”).

On September 11, 2023, the Company issued a press release announcing the Transaction. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference.

The information in this Item 7.01, including Exhibit 99.1, is being furnished and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Prospectus and Proxy Statement

As promptly as practicable after the effective date of the Business Combination Agreement, the Company will file with the SEC a Registration Statement on Form F-4 containing a prospectus and proxy statement (as amended or supplemented, the “Prospectus and Proxy Statement”) to be delivered to its stockholders in connection with a special meeting of the Company’s stockholders to be held to consider approval and adoption of (i) the Business Combination Agreement and the business combination (the “Business Combination”); (ii) the issuance of the Company’s Class A common stock in connection with the Business Combination; (iii) such other matters as the parties mutually determine to be necessary or appropriate in order to effect the Business Combination (the approvals described in foregoing clauses (i) through (iii), collectively, the “Stockholder Approval Matters”); and (iv) the adjournment of the special meeting of the Company’s stockholders, if necessary, to permit further solicitation and vote of proxies in the reasonable determination of the Company.

Additional Information

As discussed above, the Company intends to file the Prospectus and Proxy Statement with the SEC, which Prospectus and Proxy Statement will be delivered to its stockholders once definitive. This document does not contain all the information that should be considered concerning the Business Combination and the other Stockholder Approval Matters and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination and the other Stockholder Approval Matters. The Company’s stockholders and other interested persons are advised to read, when available, the Prospectus and Proxy Statement and the amendments thereto and other documents filed in connection with the Business Combination and other Stockholder Approval Matters, as these materials will contain important information about the Company, the Target, the Business Combination and the other Stockholder Approval Matters. When available, the Prospectus and Proxy Statement and other relevant materials for the Business Combination and other Stockholder Approval Matters will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination and the other Stockholder Approval Matters. Stockholders will also be able to obtain copies of the Prospectus and Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Zalatoris Acquisition Corp., 99 Wall Street, Suite 5801, New York, NY 10005.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination and related matters. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s Registration Statement on Form S-1, as amended, which was initially filed with the SEC on March 8, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Zalatoris Acquisition Corp., 99 Wall Street, Suite 5801, New York, NY 10005. Additional information regarding the interests of such participants will be contained in the Prospectus and Proxy Statement when available.

The Target and its directors, managers, and executive officers may also be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the Business Combination and related matters. A list of the names of such parties and information regarding their interests in the Business Combination and related matters will be included in the Prospectus and Proxy Statement when available.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding the Target’s industry and market sizes, future opportunities for the Company and the Target, the Company’s and the Target’s estimated future results and the transactions contemplated by the Business Combination Agreement, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the transactions contemplated by the Business Combination Agreement. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in the Company’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (i) the risk that the transactions contemplated by the Business Combination Agreement may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (ii) the risk that the transactions contemplated by the Business Combination Agreement may not be completed by the Company’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by the Company; (iii) the failure to satisfy the conditions to the consummation of the transactions contemplated by the Business Combination Agreement, including the adoption of the Business Combination Agreement by the stockholders of the Company, the satisfaction of the minimum cash amount following redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the transactions contemplated by the Business Combination Agreement; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vi) the effect of the announcement or pendency of the transactions contemplated by the Business Combination Agreement on the

Target’s business relationships, performance and business generally; (vii) risks that the transactions contemplated by the Business Combination Agreement disrupt current plans and operations of the Target; (viii) the outcome of any legal proceedings that may be instituted against the Target or the Company related to the Business Combination Agreement or the transactions contemplated thereby; (ix) the ability to maintain the listing of the Company’s securities on the NYSE; (x) the price of the Company’s securities, including following the Closing, may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which the Target operates, variations in performance across competitors, changes in laws and regulations affecting the Target’s business and changes in the capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the transactions contemplated by the Business Combination Agreement, and identify and realize additional opportunities; (xii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which the Target operates, and the risk of changes in applicable law, rules, regulations and regulatory guidance that could adversely impact the Target’s operations; (xiii) the risk that the Target and its current and future collaborators are unable to successfully develop and commercialize the Target’s products or services, or experience significant delays in doing so; (xiv) the risk that the Target may not achieve or sustain profitability; (xv) the risk that the Target will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xvi) the risk that the Target experiences difficulties in managing its growth and expanding operations.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about the Company and the Target or the date of such information in the case of information from persons other than the Company or the Target, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding the Target’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected, and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release Dated September 11, 2023.

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZALATORIS ACQUISITION CORP.

Date: September 11, 2023	By:	/s/ Paul Davis
	Name:	Paul Davis
	Title:	Chief Executive Officer

Exhibit 99.1

AnyTech365, A Worldwide Leader In AI Powered IT Security, To Go Public Through Merger With Zalatoris Acquisition Corp.

•	AnyTech365 Offers a Unique AI (“Artificial Intelligence”) Powered “One-Point” Solution for All Customer Information Technology (“IT”) and Cybersecurity Needs.

•	Transaction Values AnyTech365 at a $220 Million Enterprise Value.

New York, New York – September 11, 2023 – Anteco Systems, S.L. (“AnyTech365”), a leader in AI powered IT security, and Zalatoris Acquisition Corp. (NYSE: TCOA.U, TCOA, TCOA WS) (the “Company” or “Zalatoris”), a special purpose acquisition company incorporated in Delaware for the purpose of combining with one or more businesses or entities (a “Business Combination”), announced today that they have entered into a business combination agreement (the “Business Combination Agreement”) expected to be completed in the first quarter of 2024, subject to regulatory approvals and other customary closing conditions (collectively, the “Transaction”).

AnyTech365: An Industry leader in Efficient, Customer-First AI Powered IT Security.

Founded in 2014, AnyTech365 is a leading provider of IT security software products and related services. At the core of its extensive portfolio stands the revolutionary AnyTech365 IntelliGuard, an AI-powered comprehensive threat prevention and performance enhancement optimization software. AnyTech365’s subscription-based solutions, delivered as Software as a Service (“SaaS”), extend their protective reach to all internet-connected devices, including PCs, laptops, tablets, smartphones, smart TVs, and a myriad of other Internet of Things (“IoT”) devices.

In an era where cybersecurity takes center stage and the intricacies of IT devices and software pose growing challenges for consumers and small businesses, AnyTech365 is committed to safeguarding its customers’ digital world and streamlining the user experience. AnyTech365 provides dependable and secure solutions and services while ensuring round-the-clock, 365-day access to certified experts proficient in Android, iOS, and Windows, and fluent in over twenty (20) languages.

AnyTech365 has received widespread acclaim, earning multiple accolades on local, national, and international stages. In 2019, AnyTech365 was ranked as the 27th fastest-growing company in Europe across all sectors, according to the Financial Times FT1000.

AnyTech365 intends to use the proceeds from the Transaction to increase its growth via accelerating its strategic partnerships with MediaMarkt, one of Europe’s largest electronic retailers, the expansion of its direct and online marketing activities, further implementation of AI as well as software development and pursuing strategic acquisitions.

Embracing AI to Drive Growth: AnyTech365 tackles security, performance, and optimization challenges with a blend of its pioneering AI-driven IT security and monitoring software. One of the key benefits of AnyTech365’s AI-driven approach is its ability to automate various processes, which leads to quicker response times and improved customer satisfaction. Through AI algorithms and machine learning technology, it can analyze vast amounts of data in real-time, enabling proactive detection and resolution of any potential IT security issues,

Additionally, AnyTech365’s AI capabilities facilitate intelligent problem-solving and decision-making. The algorithms continuously learn and adapt based on user behavior and patterns, allowing for customized solutions tailored to the specific needs of each customer. This level personalization enhances the overall user experience and ensures that clients receive the most effective and efficient support.

Capitalizing on Favorable Market Tailwinds: The growing complexity of IoT technologies, alongside increased cybersecurity risk, has made it an opportune time for AnyTech365 to expand its legacy SaaS business. With the devices with which we interact every day becoming increasingly complex and connected and digital operations migrating to the cloud, small businesses and consumers are increasingly looking for high-quality, smart, simple and proactive IT security and support solutions. Furthermore, by utilizing its rapidly evolving AI technology, AnyTech365 is uniquely positioned to capitalize on the rising demand stemming from these trends. With a strong existing business-

to-consumer presence and market resonance, AnyTech365 also has a tremendous opportunity to extend business-to-business applications serving small and medium enterprises across expanded end markets and geographies.

Expanding Strategic Partnerships: AnyTech365 is poised to scale its reach throughout Europe by expanding their strategic partnerships, such as with MediaMarkt, the leading Europe-based consumer electronic retailer with over one thousand (1,000) stores and an interactive ecommerce platform. AnyTech365’s agreement with MediaMarkt will see the rollout of the AnyTech365 products and services being included as a purchase option in the MediaMarkt online checkout following the ecommerce sale of an IoT product or device as well as featuring across hardware insurance products such as Extended Warranty and IT Helpdesk, sold in the MediaMarkt physical stores and ecommerce platform. Additionally, AnyTech365 is also pre-installing AnyTech365 IntelliGuard software on MediaMarkt laptops prior to sale. The agreement also provisions AnyTech365 to position technical personnel at each of MediaMarkt’s more than one hundred (100) stores in Spain to provide a “Shop in Shop” on-site technical expert experience. This unique agreement gives AnyTech365 the opportunity to offer its SaaS IT security services directly to the millions of MediaMarkt customers. Beyond Spain, the partnership is expected to roll out across additional EU territories where MediaMarkt operates.

Pursuing Complementary Acquisitions: The strong demand for IT security SaaS and the fragmented market presents a considerable opportunity for AnyTech365 to rapidly expand its service offerings and capabilities across end markets and geographies. With an industry leading compliance platform and highly scalable AI powered systems, AnyTech365 is positioned to achieve greater reach through consolidation in this nascent and fast-growing environment. With strong focus on implementing AI in all aspects of its business AnyTech365 also expect to be able to increase revenues and at the same time optimize cost and create efficiencies in performance and service level enhancements.

Management Comments

Janus R Nielsen, Founder of AnyTech365, said:

“Given the bright outlook for our company and our current place in the cybersecurity industry, we are extremely thrilled to be merging with Zalatoris. AnyTech365’s unique position in the fast growing IT sector is giving us many opportunities for growth and expansions. We already have several exciting partnerships to launch in the near future and believe we can successfully expand our software development as well as our direct online sales and marketing activities. Moreover, we have identified a range of potential acquisition targets worth pursuing.

We have entered a new era, the era of Artificial Intelligence, and our industry is at the forefront of the AI adoption. Over the last eighteen (18) months we have been successfully implementing various AI tools and technologies. With the recent launch of AnyTech365 IntelliGuard, our proprietary platform for all AnyTech365’s security software products, services and plans we are indeed excited for what the future holds.

With the forthcoming IPO and the injection of substantial growth capital, that will supercharge our company over the next three to five years, we are confident we will reach our strategic goals. With the belief and vision both the Zalatoris and J.Streicher team have shown us, we are convinced this merger will unlock our full potential. Zalatoris is indeed a perfect fit for us,” Janus R Nielsen concludes.

Paul Davis, CEO of the Company, said:

“We are very excited about our announcement and the partnership with AnyTech365, a genuine leader in IT Security and support. We have been working at length and in depth with the AnyTech365 executive team to understand the business, explore new opportunities and help build a plan for growth.

AnyTech365 is at the forefront of utilizing artificial intelligence to enhance its IT security and support services. By incorporating into its operations, AnyTech365 is able to provide its customers with advanced solutions and a higher level of efficiency. By harnessing the potential of AI, AnyTech365 remains ahead of the curve in the IT security and support industry, providing customers with cutting-edge solutions and an exceptional level of service, proven by its ratings and reviews on Google and TrustPilot.

AnyTech365’s collaboration with MediaMarkt also offers us the unique opportunity to expand into a huge new market potentially harnessing millions of customers in Spain and across Europe. AnyTech365’s early adoption of AI-driven services allows for an un-precedented amount of growth and the ability to scale without the need for a large increase in costs or operations.

AnyTech365 has genuinely strong foundations and offers a great service into a growing sector. We believe that the opportunity to expand and scale this business with strategic investment will see this company reach the huge potential it has.”

Transaction Overview

The Transaction values AnyTech365 at a $220 million enterprise value. The Transaction, which has been unanimously approved by the Boards of Directors of AnyTech365 and the Company, is subject to approval by the Company’s stockholders and other customary closing conditions, including the receipt of certain regulatory approvals.

Additional information about the Transaction, including a copy of the Business Combination Agreement, is available in the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 8, 2023 and at www.sec.gov.

Legal Advisors

Cuatrecasas Gonçalves Pereira, S.L.P. is serving as legal counsel to AnyTech365 in the Transaction. Nelson Mullins Riley & Scarborough LLP is serving as legal counsel to the Company in the Transaction.

About AnyTech365

Founded in 2014 and headquartered in Marbella, Spain, Anteco Systems, S.L. (“AnyTech365”) is a leading European AI powered IT Security company helping end users and small businesses have a worry-free experience with all things tech. With approximately 280 employees and offices in Marbella and Torremolinos (Spain), Casablanca (Morocco), and San Francisco (California, US), AnyTech365 offers an array of security, performance, threat prevention and optimization software and hardware.

The flagship product is their unique and ground breaking AI powered AnyTech365 IntelliGuard which is the cornerstone and foundation within all products, services and plans. They offer qualified technicians who are available 24/7, 365 days a year, providing fast technical focused support for practically any security, performance or optimization issues that users may experience with their PC, laptop, smartphone, wearable technology, smart home devices or any Internet-connected device.

To learn more, visit www.anytech365.com.

About Zalatoris Acquisition Corp.

Zalatoris Acquisition Corp. (the “Company”) is a blank check company, which was formed to acquire one or more businesses and assets, via a merger, capital stock exchange, asset acquisition, stock purchase, or reorganization. The Company was formed to effect a business combination with middle market “enabling technology” businesses or assets with a focus on eCommerce, FinTech, Big Data & Analytics and Robotic Process Automation.

About J. Streicher (Sponsor)

J. Streicher Holdings, LLC, though its subsidiaries (“J. Streicher”), is a private and diverse US financial organization that is founded on tradition, personal relationships, innovation, and steadfast principles. J. Streicher & Co. LLC, its broker dealer, holds the distinction of being one of the oldest firms on the New York Stock Exchange (“NYSE”), with roots dating back to 1910. Throughout J. Streicher’s history, it has consistently provided exceptional service to its family of listed companies, even in challenging market conditions.

While J. Streicher’s Broker Dealer primarily focuses on NYSE activities, its international investment team specializes in identifying, investing in, and nurturing potential target companies, guiding them through the complex process of transitioning into publicly traded entities. The ultimate goal is to position these companies for a successful listing. J. Streicher’s core strength lies in its ability to recognize strategic private target companies and assist them in becoming publicly traded entities on prestigious exchanges such as the NYSE or NASDAQ.

Additional Information

For additional information on the Transaction, see the Company’s Current Report on Form 8-K disclosing the terms of the Business Combination Agreement filed on September 8, 2023 and the Company’s Form 8-K filed concurrently with this press release. In connection with the Transaction, the Company intends to file relevant materials with the SEC, including a registration statement on Form F-4, which will include a proxy statement/prospectus of the Company, and other documents regarding the Transaction. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the Transaction, as these materials will contain important information about AnyTech365, the Company, and the Transaction. Promptly after the Form F-4 is declared effective by the SEC, the Company will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the meeting relating to the approval of the Transaction and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of the Company are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the Transaction. The documents filed by the Company with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, (Commission File No: 001-41143), or by directing a request to Zalatoris Acquisition Corp., 99 Wall Street, Suite 5801, New York, New York 10005.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from its stockholders with respect to the Transaction. A list of the names of those directors and executive officers and a description of their interests in the Company will be included in the proxy statement/prospectus for the Transaction when available at www.sec.gov. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the Company’s prospectus, dated December 9, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

AnyTech365 and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Transaction will be included in the proxy statement/prospectus for the Transaction.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project,” “anticipate,” “will likely result” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, including those regarding the terms of the Company’s Transaction with AnyTech365, the Company’s ability to consummate the Transaction on the stated timeline, AnyTech365’s use of proceeds from the Transaction, the benefits of the Transaction, anticipated timing of the Transaction, and the combined company’s future performance relative to other IT Security and Support companies, the combined company’s strategy, operations, growth plans and objectives of management, the growth of the IT Security and Support sector, AnyTech365’s market expansion, and the combined company’s future products and services are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the respective management of the Company’s and AnyTech365 and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company or AnyTech365. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Transaction, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Transaction or that the approval of the stockholders of the Company or AnyTech365 is not obtained; the inability to complete a PIPE offering in connection with the Transaction; failure to realize the anticipated benefits of the Transaction; risk relating to the uncertainty of the projected financial information with respect to AnyTech365; the amount of redemption requests made by the Company’s stockholders; the overall level of consumer demand for AnyTech365’s products and services; general economic conditions and other factors affecting consumer confidence, preferences, and behavior; disruption and volatility in the global currency, capital, and credit markets; the ability to maintain the listing of the Company’s securities on the NYSE; AnyTech365’s ability to implement its business strategy; changes in governmental regulation, AnyTech365’s exposure to litigation claims and other loss contingencies; stability of AnyTech365’s suppliers, as well as consumer demand for its products and services, in light of disease epidemics and health-related concerns such as the COVID-19 global pandemic; the impact that global climate change trends may have on AnyTech365 and its suppliers and customers; AnyTech365’s ability to recruit and retain qualified personnel to deliver their services; any breaches of, or interruptions in, AnyTech365’s information systems; fluctuations in foreign currency; changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks. The foregoing list of potential risks and uncertainties is not exhaustive. More information on potential factors that could affect the Company’s or AnyTech365’s financial results is included from time to time in the Company’s public reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well as the other documents the Company has filed, or will file, with the SEC, including a registration statement on Form F-4 that will include the proxy statement/prospectus that the Company intends to file with the SEC in connection with the Company’s solicitation of proxies for the special meeting of stockholders to be held to approve, among other things, the Transaction. If any of these risks materialize or the Company’s or AnyTech365’s assumptions prove to be incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither the Company nor AnyTech365 presently know, or that the Company and AnyTech365 currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s and AnyTech365’s expectations, plans or forecasts of future events and views as of the date of this press release. Neither the Company nor AnyTech365 gives assurance that either the Company or AnyTech365, or the combined company, will achieve its expectations. The Company and AnyTech365 anticipate that subsequent events and developments will cause their assessments to change. However, while the Company and AnyTech365 may elect to update these forward-looking statements at some point in the future, the Company and AnyTech365 specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing the Company’s or AnyTech365’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Investor Relations & Media Contacts:

Email: pr@zalatorisac.com

Number: +1 (917) 675-3106